SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

OUTLOOK FUNDS TRUST

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in New York, New York on the 3rd day of February 2014.

OUTLOOK FUNDS TRUST

/s/ Alan M. Meckler
Name: Alan M. Meckler
Title:  Trustee

Attest:

/s/ John Meckler
Name: John Meckler
Title: Trustee